UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Triangle 9 Real Estate, Inc.
(Exact name of registrant as specified in its charter)

Delaware	87-2105382
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3753 Howard Hughes Parkway, Suite 200 Las Vegas, NV 89169
(full mailing address of principal executive offices)

(949) 887-7975
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Overview

We were incorporated on June 16, 2021. For the period from inception (June 16, 2021) through June 30, 2022, we were engaged in formation activities and thus had no revenues or expenses. Our management is looking for suitable properties to purchase and/or build in fulfillment of our business plan.

Going Concern

We lack significant working capital and have only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about our ability to continue as a going concern. During the next 12 months, we intend to fund our operations with funding from our Regulation A offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on acceptable terms. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Results of Operations for the Six Months ended June 30, 2022 and 2021

Revenues and Income (Loss)

We had no revenues during the referenced periods. We had general and administrative expenses of $168,540 and sales and marketing expenses of $13,500, for the six months ended June 30, 2022. We had general and administrative expenses of $1,750 for the six months ended June 30, 2021. Our operating loss for the six months ended June 30, 2022 was ($186,608), compared to ($1,750) for the six months ended June 30, 2021.

Liquidity and Capital Resources

Introduction

As of June 30, 2022, we had cash of $75 and total assets of $75, compared to cash of $14,175 and total assets of $14,175 as of December 31, 2021.

As of June 30, 2022, we had accounts payable of $5,328, accrued expenses of $270,833, and notes payable to Triangle 9 of $99,051, for total current liabilities and total liabilities of $375,212. As of December 31, 2021, we had accounts payable of $37,078, accrued expenses of $108,333, and notes payable to Triangle 9 of $57,293, for total current liabilities and total liabilities of $202,704. All of our expenses and liabilities were related to our start up activities.

Cash Requirements

Our cash on hand as of June 30, 2022 was $75. Until we identify our first real estate acquisition, we do not anticipate incurring expenses other than nominal formation expenses, which will be funded using the Senior Secured Line of Credit Convertible Promissory Note entered into with our parent company, Triangle 9, Inc.

2

Operating Activities

Our operating activities during the six months ended June 30, 2022 consisted of our net loss of $186,607 offset by changes in accounts payable and accrued expenses of $130,749 and changes in other long term liabilities of $41,757. Our net cash used in operating activities was ($14,101) for the six months ended June 30, 2022, compared to ($1,750) for the six months ended June 30, 2021.

Investing Activities

We had no investing activities during the six months ended June 30, 2022 or 2021.

Financing Activities

We had $41,757 in proceeds from notes payable for the six months ended June 30, 2022. We had $1,750 in proceeds from notes payable for the six months ended June 30, 2021. Until we identify our first real estate acquisition, we do not anticipate incurring expenses other than nominal formation expenses, which will be funded using the Senior Secured Line of Credit Convertible Promissory Note entered into with our parent company, Triangle 9, Inc.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and related notes. Our significant accounting policies are described in Note 2 to our financial statements for the period ended June 30, 2022. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management considers the following policies critical because they are both important to the portrayal of our financial condition and operating results, and they require management to make judgments and estimates about inherently uncertain matters.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Recent Accounting Pronouncements

Our management has considered all recent accounting pronouncements issued since the last audit of our financial statements. Our management believes that these recent pronouncements will not have a material effect on our financial statements.

Item 2. Other Information

On October 25, 2022, Steven Berg resigned as our Chief Financial Officer, Secretary, and as a member of our Board of Directors. Jordan Lams has been appointed as our interim Chief Financial Officer and interim Secretary pending the appointment of permanent replacements.

Mr. Lams, age 33, has been our interim Chief Financial Officer and interim Secretary since October 25, 2022. Since 2017, Mr. Lams has been the Chief Executive Officer and President of MXY Holdings, Inc., where his duties included overseeing the executive team responsible for finance, fundraising, mergers and acquisitions, operations, and expansion efforts.

Mr. Berg’s employment agreement was terminated on October 25, 2022.

3

Item 3. Financial Statements

Enclosed are the following financial statements, which in the opinion of management contain all adjustments necessary in order make them not misleading:

TRIANGLE 9 REAL ESTATE, INC.

Financial Statements

Six Months Ending June 30, 2022

(Expressed in United States Dollars)

F-1

TRIANGLE 9 REAL ESTATE, INC.

Balance Sheet

	June 30, 2022	December 31, 2021
(USD $ in Dollars)
ASSETS
Current Assets:
Cash, cash equivalents & restricted cash	$75	$14,175
Total current assets	$75	$14,175

Total assets	$75	$14,175

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$5,328	$37,078
Accrued Expenses	$270,833	$108,333
Notes Payable – Triangle 9	$99,051	$57,293
Total current liabilities	$375,212	$202,704

Total liabilities	$375,212	$202,704

STOCKHOLDERS' EQUITY
Common Stock, $0.001 par value, 2,000,000 shares authorized, 400,000 issued and outstanding	400	400
Series A Preferred Stock, $0.001 par value, 100,000 shares authorized, 100,000 issued and outstanding	100	100
Preferred Stock, $0.001 par value, 200,000 shares authorized, 0 issued and outstanding	-	-
Subscription Receivable	(500)	(500)
Additional Paid in Capital	-	-
Retained earnings / (Accumulated Deficit)	$(186,608)	$(188,529)

Total stockholders’ equity	$(188,529)	$(188,529)

Total liabilities and stockholders' equity	$(375,137)	$14,175

See accompanying notes to financial statements.

F-2

TRIANGLE 9 REAL ESTATE, INC.

Statements of Operations

Six Months Ended June 30	2022	2021
(USD $ in Dollars)
Net revenue	$-	$-
Cost of goods sold	-	-
Gross profit	-	-

Operating expenses
General and administrative	168,540	1,750
Sales and marketing	13,500	-
Research and development	-	-
Total operating expenses	182,039	1,750

Operating income/(loss)	(182,040)	(1,750)

Interest expense	4,568	-
Income/(Loss) before provision for income taxes	(188,529)	(1,750)
Provision/(Benefit) for income taxes	(186,608)	(1,750)

Net income/ (Net Loss)	$(186,608)	$(1,750)

See accompanying notes to financial statements.

F-3

TRIANGLE 9 REAL ESTATE INC.

Statements of Changes in Stockholders’ Equity

From Inception (June 16, 2021) to June 30, 2022	Common Stock		Series A Preferred Stock		Subscription	Additional Paid in	Accumulated	Total Shareholders’
(in thousands, $US)	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Inception date (June 16, 2021)	-	$-	-	$-	$-	$-	$-	-
Issuance of Common Stock	400,000	400	-	-	(400)	-	-	-
Issuance of Series A Preferred Stock	-	-	100,000	100	(100)	-	-	-
Net income/(loss)	-	-	-	-	-	-	(375,212)	(375,212)
Balance—June 30, 2022	400,000	$400	100,000	$100	$(500)	$-	$(375,212)	(375,212)

See accompanying notes to financial statements.

F-4

TRIANGLE 9 REAL ESTATE, INC.

Statements of Cash Flows

Six Months Ended June 30	2022	2021
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$(186,607)	$(1,750)
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Depreciation and amortization	-	-
Debt discount and issuance amortization	-	-
Provision for deferred income taxes		-
Changes in operating assets and liabilities:	-	-
Accounts receivable
Inventory
Prepaid expenses and other current assets
Accounts payable and accrued expenses	130,749	-
Deferred revenue
Other current liabilities	-	-
Other long-term liabilities	41,757	1,750
Net cash used in operating activities	(14,101)	(1,750)
CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES
Payments of notes payable	-	-
Payments of debt issuance costs	-	-
Proceeds from notes payable	41,757	1,750
Payments related to going public transaction
Net cash provided by financing activities	41,757	1,750

Change in cash	(14,100)	-
Cash—beginning of year	14,175	-
Cash—end of period	$75	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
Purchase of property and equipment not yet paid for	-	-

See accompanying notes to financial statements.

F-5

TRIANGLE 9 REAL ESTATE, INC.

Notes to Financial Statements

For Year Period Ended June 30, 2022

All amounts in these Notes are expressed in of United States dollars (“$” or “US$”), unless otherwise indicated.

1. NATURE OF OPERATIONS

Triangle 9 Real Estate Inc., was incorporated on June 16, 2021 in the state of Delaware. The financial statements of Triangle 9 Real Estate Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Dover, Delaware.

The Company is primarily focused on leasing of properties to licensed cannabis operators throughout the value chain.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company will recognize revenues base revenue under the lease agreements with licensed cannabis operators, including up-front fees, on a straight-line basis in equal periodic amounts over the term of the agreement. Revenue derived from providing additional services to residents is recognized as those services are provided. Interest income is recognized when earned.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period ended June 30, 2022 amounted to $13,500 which is included in Sales and Marketing expense.

F-6

TRIANGLE 9 REAL ESTATE, INC.

Notes to Financial Statements

For Year Period Ended June 30, 2022

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

F-7

TRIANGLE 9 REAL ESTATE, INC.

Notes to Financial Statements

For Year Period Ended June 30, 2022

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. SHAREHOLDERS’ EQUITY

Common Stock

As of June 30, 2022, the Company had authorized 2,000,000 shares of Common Stock with par value of $0.001 per share and 200,000 shares of Preferred Stock with par value of $0.001 of which 100,000 shares are designated as Series A Convertible Preferred Stock. As of June 30, 2022, the Company had 400,000 shares of Common Stock and 100,000 shares of Series A Convertible Preferred Stock issued and outstanding.

F-8

TRIANGLE 9 REAL ESTATE, INC.

Notes to Financial Statements

For Year Period Ended June 30, 2022

4. DEBT

Accrued Expenses

During the year ended December 31, 2021, the Company entered into an employment agreement with two employees, where the Company will pay to such a fix amount accrued until such time as the Company raises at least Five Million Dollars ($5,000,000) in one or a series of equity financing transactions. As of June 30, 2022 it amounted to:

(USD $ in Dollars)	As of June 30, 2022	December 31, 2021
Accrued Expenses
Jennifer Thomas (CEO)	145,833	58,333
Steve Berg (CFO)	125,000	50,000
Total Accrued Expenses	$270,833	108,333

Notes Payable – Related Parties

During the year ended December 31, 2021, the Company entered notes payable with the holding entity, as detailed below:

As of	June 30, 2022	December 31, 2021
Loans from	Triangle 9, Inc	Triangle 9, Inc
Opening Balance	57,293	-
Borrowings	43,190	55,481
Interest Rate	12.5%	12.5%
Accrued Interest	6,380	1,812
Repayments	(6,000)	-
Ending balance	99,051.09	57,293
Current portion	99,051.09	57,293
Non-current portion	-	-

The imputed interest of 12.5% interest was recorded. Since there is a 12-month maturity date set, the notes were classified as current.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 11, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

6. INCOME TAXES

Our company is included in the consolidated tax return of parent Triangle 9, Inc. We calculate the provision of income taxes by using a “separate return” method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Triangle 9, Inc. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

F-9

TRIANGLE 9 REAL ESTATE, INC.

Notes to Financial Statements

For Year Period Ended June 30, 2022

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Triangle 9, Inc. for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as result of using incremental expenses of Triangle 9, Inc. is periodically settled as a capital contribution from Triangle 9, Inc. to us.

As the Company began its activities during June 2021, the entity does not present any tax provision of deferred tax asset/liability on their beginning balances. As the entity generated a tax loss for the fiscal year 2021, significant components of the entity’s deferred tax assets and liabilities on June 30, 2022 and December 31, 2021 are as follows:

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the entity has determined that it is more likely than not that the entity will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company had net operating loss carryforwards at June 30, 2022 of $ 186,608. For the fiscal year ending December 31, 2021, the entity had federal cumulative net operating loss (“NOL”) carryforwards of $188,529, and the entity had state net operating loss (“NOL”) carryforwards of approximately $188,529. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the entity ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The entity recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the entity had no unrecognized tax benefits.

Management has determined and assessed a full valuation allowance against its deferred tax assets. Due to the full valuation allowance, no provision for tax was recorded for the periods ended June 30, 2022 and June 30, 2021. The Company owes no federal or state income tax as of June 30, 2022 and December 31, 2021.

The entity recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2022, the entity had no accrued interest and penalties related to uncertain tax positions.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 11, 2022 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its Regulation A campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

F-10

Item 4. Exhibits

Exhibit No.	Name and/or Identification of Exhibit

3.1*	Articles of Incorporation of Triangle 9 Real Estate, Inc.

3.2*	Certificate of Designation of the Series A Convertible Preferred Stock

3.3*	Bylaws of Triangle 9 Real Estate, Inc.

4.1*	Form of Subscription Agreement

10.1*	Shareholders Agreement

10.2*	Management Agreement

10.3*	Employment Agreement with Jennifer Thomas

10.4*	Senior Secured Line of Credit Promissory Note

_____________

* Incorporated by reference from our Form 1-A filed with the Commission on September 17, 2021.

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Triangle 9 Real Estate, Inc.,
a Delaware corporation

Dated: November 14, 2022		/s/ Jennifer Thomas
	By:	Jennifer Thomas
	Its:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: November 14, 2022		/s/ Jennifer Thomas
Jennifer Thomas, Chief Executive Officer and Director

Dated: November 14, 2022		/s/ Jordan Lams
Jordan Lams, Interim Chief Financial Officer and Interim Secretary

5